Zenus, Inc.



ANNUAL REPORT

411 West Monroe Street

Austin, TX 78704

0

www.zenus.ai

This Annual Report is dated April 19, 2024.

BUSINESS

Zenus, formerly Bits and Data Labs, Inc., develops proprietary solutions for continuous and large-scale video analysis. In particular, our team specializes in analyzing hundreds of faces.

Sales and marketing teams need accurate user insights to measure and improve the performance of offline (out-of-home) campaigns and activations. Examples include pop-up shops, promotions, retail analytics, trade shows, sponsorships, etc. This is an important need for large corporations and brands because it affects their sales.

Our metrics provide information on foot traffic, dwell time, demographic information (sex/age), and positive sentiment.

Our IoT sensors analyze video locally (edge processing) and display the results on a web-based dashboard. Select partners may license parts of our technology and integrate it into their platforms.

Our revenue is predominantly generated through selling access to our software and secondarily by our professional services. Certain businesses may receive special packages to match their needs (e.g., large business events that take place a few times a year).

We have tested our technologies on deployments ranging from a few hundred to tens of thousands of people. To ensure our services have a positive impact in the world, we focus on applications and industries that enhance user experience and add value to businesses. Examples include analytics for professional conferences, tradeshows and exhibitions, out-of-home activations, experiential marketing campaigns, and retail stores.

Our technologies have helped brands such as Keller Williams, United Kingdom Treasury, Dell, Meta, Google, and more. Some of these companies engaged directly with us, whereas others received data and reports indirectly through channel partners.

In addition, we have established a global footprint with completed sales and deployments around the world: North and South America, Europe, Middle East, Africa, and Australia.

Corporate Structure and Current Offering

The Company has authorized 10,000,000 shares of Common Stock under its Amended and Restated Certificate of Incorporation and has previously issued Simple Agreements for Future Equity (SAFEs) to multiple investors at various valuation caps and/or discounts set forth below. These SAFEs remain outstanding and will not convert into shares of stock in connection with this offering. We expect the SAFEs to convert into shares of stock in future financing or sale of the company, resulting in dilution to our stockholders at such time as described in more detail below.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $350,000.00
Use of proceeds: This amount was raised to develop and launch the cloud-based API service focusing on the events industry.
Date: July 03, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $600,000.00
Use of proceeds: This amount was raised to (i) explore the most efficient commercialization paths for the cloud-based API service and (ii) develop a smart camera with edge processing.
Date: October 30, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $225,000.00
Use of proceeds: This amount was raised to (i) convert the cloud-based service into a standalone product, and (ii) finalize development for the smart cameras while conducting the necessary pilots.
Date: November 14, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $20,000.00
Use of proceeds: This amount was raised to (i) convert the cloud-based service into a standalone product, and (ii) finalize development for the smart cameras while conducting the necessary pilots.
Date: May 06, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $1,470,000.00
Use of proceeds: This amount was raised to productize the technology and hire the first sales and marketing team.
Date: May 12, 2022
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $80,000.00
Use of proceeds: This amount was raised to productize the technology and hire the first sales and marketing team.
Date: September 22, 2022
Offering exemption relied upon: 506(b)


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:
The Company has prior operating history.
Circumstances which led to the performance of financial statements

Revenues
The Company revenues increased from $235K to $720K in 2023. The increase in revenues was due to the onboarding of a sales and marketing team using proceeds obtained in the latest company financing and the shift from development to commercialization.

Cost of Sales
The total cost of goods sold increased from $30K to $86K in 2023 due to increased sales. The Company's cost of goods sold consisted primarily of hosting expenses and hardware purchases.

Gross Margins
Gross margins remained the same in 2022 and 2023. Namely, we achieved a gross margin of 87% and 88% in each of the two years, respectively.

Expenses
Company expenses grew from $800K to $1.8M due to investments across the business, with an emphasis on marketing and sales. Payroll accounted for $1.2M of these expenses, and it included onboarding a Chief Sales Officer, Vice President of Sales, Marketing Director, and other key positions in the organization. The compensation of the Chief Executive Officer remained unchanged. About $300K was invested in marketing and sales activities such as participating in trade shows and sponsorships.

The Company is a startup, and its operating expenses were greater than its sales, causing it to incur a net loss of $1.1M as of December 31, 2023.

The Company's management does not think that these historical results are what investors should expect in the future. The Company has put in place strategies that will support its goals of gaining more market shares and increasing revenues. Namely, in 2023, the Company achieved over 300% revenue growth and spent 200% more compared with 2022. Part of the growth was fueled by strategic partnerships with companies such as Freeman, a leader in the events industry, and launching two new product lines. The investment in sales and marketing was successful and the Company will continue implementing the same plan in 2024 and onwards.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $313,946.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company had $131,998 in short-term debt and $12,772 in long-term debt as of December 31, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Panagiotis Moutafis, Ph.D.
Panagiotis Moutafis' current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Executive Officer
Dates of Service: October, 2015 - Present
Responsibilities: Every aspect of the company, including marketing, sales, product, and strategy.

Position: Board of Directors
Dates of Service: October, 2015 - Present
Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

Name: Rakshak Talwar
Positions and offices currently held with the issuer:

Position: Board of Directors
Dates of Service: December, 2018 - Present
Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

Name: Aasim Hasan
Aasim Hasan's current primary role is with Moneta Ventures.
Positions and offices currently held with the issuer:

Position: Board of Directors
Dates of Service: June, 2022 - Present
Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Panagiotis Moutafis, Ph.D.
Amount and nature of Beneficial ownership: 3,537,223
Percent of class: 67.30

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Simple Agreement for Future Equity and Common Stock. As part of the Regulation Crowdfunding raise, the Company offered up to 529,702 of Common Stock.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $350,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $600,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $225,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event

Material Rights
On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $20,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $1,390,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $80,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Simple Agreement for Future Equity
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $80,000
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Equity Financing (Preferred Stock) | Liquidity Event | Dissolution Event
Material Rights

On a liquidity event or a dissolution of the Company, the Simple Agreement for Future Equity will be entitled to be repaid prior and in preference to the Company's Common Stock, including the Common Stock that Investors may purchase in this offering.

Common Stock
The amount of security authorized is 10,000,000 with a total of 4,944,245 outstanding.
Voting Rights
1 vote per share.
Material Rights

the total shares outstanding on a fully diluted basis (4,944,245) includes 4,504,966 shares issued, 116,227 shares to be issued pursuant to outstanding stock options, and 439,279 shares reserved as part of a 2016 option plan, but unissued.

The Common Stock that an Investor may purchase in this offering, which we refer to below as the Securities, is subject to the following restrictions as set forth in the subscription agreement:

Voting Rights. Although the Securities carry the same voting rights as other shares of the Company's common stock, each Investor will appoint the Company's chief executive officer as such Investor's proxy to vote all Securities in a manner that such officer deems appropriate.

Transfer restrictions. The Securities will be subject to a right of first refusal in favor of the Company on any proposed transfer of the Securities by the Investor or any successor, subject to certain customary exceptions, including transfers for estate-planning purposes. The Company will have the right to purchase the Securities proposed to be transferred at the same price and on the same terms as the proposed transfer. The Investor may not transfer the Securities to any competitor of the Company or to any customer, supplier or distributor if determined by the Company's board of directors. The Securities are "restricted" securities under the federal securities laws, which means they cannot be sold or transferred until they are registered with the SEC or unless an exemption from registration applies. In the event that the Company registers its securities with the SEC as part of an initial public offering, the Investor will be subject to a customary market stand-off for up to 180 days after the offering, as determined by the underwriters.

Drag-along. If the board of directors and the holders of a majority of the Company's outstanding common stock approve a sale of the Company, the Investor must also approve the sale and execute appropriate documents in order to effect the sale. However, this requirement will not apply unless, among other things, stockholders' representations and warranties are limited to customary statements about the stockholders' ownership of their shares and the enforceability of the transaction documents, all stockholders' liability is limited to their share of the proceeds, and all holders of the same class and series of stock are treated equally in the sale with respect to amount and form of consideration (except that if the consideration for the sale includes securities, the Company may repurchase the Investor's Securities before the closing of the sale if the Company determines that the issuance of securities as consideration to the Investor would require registration of the securities or of any person as a broker or dealer or cause other concerns for the Company under the federal securities laws).

Reorganization of Securities. In the Company's discretion, the Company may at any time record any Investor's Securities in, or transfer them to, the name of a special-purpose vehicle or other entity to be legally held by the entity for the benefit of the Investor. The Company may also at any time appoint a qualified custodian as attorney-in-fact for any Investor with respect to the Securities.

Each of the foregoing paragraphs is a summary only. Refer to the Subscription Agreement for further details.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Common Stock purchased in this offering is subject to other restrictions set forth in the subscription agreement and described in more detail below, including a right of first refusal in favor of the Company on any proposed transfer (subject to customary exceptions) and a market stand-off agreement. Additionally, the Common Stock is subject to a drag-along right, such that if the Board of Directors of the Company and the holders of a majority of the aggregate outstanding Common Stock elect to sell the Company, you must participate in this sale. Furthermore, in the Company's discretion, the Company may at any time record your Common Stock in, or transfer it to, the name of a special-purpose vehicle or other entity to be legally held by the entity for your benefit. The Company may also at any time appoint a qualified custodian as attorney-in-fact for you with respect to your Common Stock. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,069,998.04 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Additionally, on the closing of our next preferred equity financing, our outstanding Simple Agreements for Future Equity will convert into equity securities, which will cause future dilution. See the risk factor titled 'Terms of subsequent financings may adversely impact your investment.' If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. The conversion of our outstanding Simple Agreements for Future Equity into equity securities at the closing of our next preferred equity will also cause further dilution. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current products are variants on one type, providing facial recognition analytics and related supporting equipments. Our revenues are therefore dependent upon the market for such. We may never have an operational product or service It is possible that there may never be an operational service or that the services may never be used to engage in sales. It is possible that the failure to release the services is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational service or that the services may never be used to engage in sales. It is possible that the failure to release the services is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our services. Delays or cost overruns in the development of our services and failure of the services to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our services will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technologies or services obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other products. Our business growth depends on the market interest in the Company over other products. We are an early stage company and have not yet generated any profits Zenus, Inc. was formed on 10/19/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zenus, Inc. has incurred a net loss and has had limited revenues generated since inception. There can be no assurance that we will ever be profitable or, even if we become profitable, that our Board of Directors will determine in its discretion that our financial condition, results of operations, capital requirements, general business conditions and other factors will permit it to declare dividends on our Common Stock. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it is because you think our services and vision are good, the team will be able to successfully market and sell the services, and we can price them right and sell them to enough clients so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns one trademark, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell services is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of services may be subject to change and if they do then the selling of services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell services and, therefore, your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Zenus, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zenus, Inc. could harm our reputation and materially negatively impact our financial condition and business. There are many unforeseeable circumstances which may occur especially in the global landscape Even though our team has performed a significant amount of market research and business continuity planning, there are still unforeseeable circumstances which may impact our success. These include acts of God, accident, riots, war, terrorist act, epidemic, pandemic, quarantine, civil commotion, breakdown of communication facilities, breakdown of web host, breakdown of internet service provider, natural catastrophes, governmental acts or omissions, changes in laws or regulations, national strikes, fire, explosion, generalized lack of availability of raw materials or energy. Other patents or intellectual property in existence There is a large body of prior art in computer vision and software so there could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property. Although we have yet to find a patent upon which we believe our service infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other services similar with ours will sue for infringement even if our services do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company. This is a new and unproven industry Our services are new in the market and introduced into the crowded field of analytics and biometrics. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that the company will be able to create a service that generates significant sales, impacting the value of our intellectual property. Our services overlap with established industries such as RFID and Bluetooth. It could be very difficult to persuade a large number of companies using these technologies to switch into a new service. The Company will only be able to create value if prospective clients are persuaded to use our services. This is a challenging task and if we are unsuccessful in achieving significant sales, the value of your investment may significantly depreciate. Our products may have latent design flaws, and we depend on contract manufacturers to manufacture our products. Any manufacturing issues could result in delays or disruptions that could harm our business. Although we have done extensive testing on our current services and intend to do similar testing on future services, it is possible that there is a design flaw that will require us to recall or refund all or a significant number of services that we have delivered to customers. Similarly, it is possible that our manufacturers will introduce delays in production or a defect during the manufacturing process triggering a recall. Any major recall or refunds of our services would be expensive and could significantly impact the value of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 19, 2024.

Zenus, Inc.

By   /s/ *Panagiotis Moutafis*

     Name: Zeznus, Inc.

     Title: CEO & President

Exhibit A

FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Zenus, Inc.was formed on October 19, 2015 ("Inception") in the State of Delaware. The financial statements of Zenus, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Zenus, formerly Bits and Data Labs, Inc., develops proprietary solutions for continuous and large-scale video analysis. In particular, our team specializes in analyzing hundreds of faces. Sales and marketing teams need accurate user insights to measure and improve the performance of offline (out-of-home) campaigns and activations. Examples include pop-up shops, promotions, retail analytics, trade shows, sponsorships, etc. This is an important need for large corporations and brands because it affects their sales

Our metrics provide information on foot traffic, dwell time, demographic information (sex/age), and positive sentiment. Our IoT sensors analyze video locally (edge processing) and display the results on a web-based dashboard. Select partners may license parts of our technology and integrate it into their platforms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from access to its analytics platform and professional services along with other pass-through expenses when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for 2020-2023. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company had $131,998 in short-term debt and $12,772 in long-term debt as of December 31, 2024.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. There are no long-term commitments as of December 31, 2023,

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2023 the company has currently issued 4,857,798 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2027, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

| | Common stock | Additional Paid-in | Accumulated |
	Shares	Capital	Deficit [1]
Stock option compensation	30,935	1,550,000	-
Shares issued for services	3,512	-	-
Net income (loss)	-	-	(464,517)
December 31, 2022	34,447	$ 1,550,000	$ (464,517)
Stock option compensation	100,987	-	-
Shares issued for services	360	-	-
Net income (loss)	-	-	(1,087,260)
December 31, 2023	101,347	$ -	$ (1,551,777)

Zenus, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
4010 Saas Revenue	**618,830.71**
4030 Professional Services	**101,270.00**
4040 Pass-through Fees	**51,815.00**
Discounts given	-50,934.02
Total Income	**$720,981.69**
Cost of Goods Sold	**$85,956.80**
GROSS PROFIT	**$635,024.89**
Expenses	
Advertising & Marketing	**49,066.80**
Bank Charges & Fees	217.42
Barter Agreements	229,921.81
Contractors	117,761.59
Dues & subscriptions	179.00
Events/Trade Shows	9,569.80
Insurance	668.40
Job Supplies	936.70
Legal & Professional Services	**11,263.92**
Meals	5,207.34
Office/Software subscriptions	**40,477.23**
Other Business Expenses	**6,274.18**
PayPal Fees	261.15
Payroll Expenses	**1,150,236.88**
Postage & Mailing	21,055.44
Product Development	426.40
QuickBooks Payments Fees	1,871.21
Reimbursable Expenses	28,996.81
Rent & Lease	**13,455.98**
Research & Development	45.45
Supplies & Materials	15,759.77
Taxes & Licenses	1,250.00
Travel	53,298.35
Travel Meals	1,402.60
Total Expenses	**$1,759,604.23**
NET OPERATING INCOME	**$ -1,124,579.34**
Other Income	**$38,022.88**
Other Expenses	**$703.63**
NET OTHER INCOME	**$37,319.25**
NET INCOME	**$ -1,087,260.09**

Zenus, Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	**$235,430.73**
Cost of Goods Sold	**$29,748.13**
GROSS PROFIT	**$205,682.60**
Expenses	
Advertising & Marketing	60,863.68
Bad Debts	6,450.00
Bank Charges & Fees	96.76
Barter Agreements	55,475.00
Contractors	263,083.49
Events/Trade Shows	227.34
Hardware Purchase Expense	13,831.69
Insurance	1,035.12
Interest Paid	10.35
Legal & Professional Services	34,224.11
Meals	3,770.82
Office/Software subscriptions	38,305.49
Other Business Expenses	4,770.53
Payroll Expenses	**267,238.92**
Postage & Mailing	10,295.35
Product Development	83.95
QuickBooks Payments Fees	819.00
R&D Equipment	6,071.94
Reimbursable Expenses	11,856.67
Rent & Lease	8,400.50
Research & Development	158.04
Supplies & Materials	8,384.19
Taxes & Licenses	200.00
Travel	21,258.59
Utilities	3,050.97
Website Expenses	790.86
Total Expenses	**$820,753.36**
NET OPERATING INCOME	**$ -615,070.76**
Other Income	**$200,249.50**
Other Expenses	**$49,696.45**
NET OTHER INCOME	**$150,553.05**
NET INCOME	**$ -464,517.71**

Zenus, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	$365,313.85
Fixed Assets	$ -15,173.00
Other Assets	$151,732.00
TOTAL ASSETS	**$501,872.85**
LIABILITIES AND EQUITY	
Liabilities	$197,223.99
Equity	$304,648.86
TOTAL LIABILITIES AND EQUITY	**$501,872.85**

Zenus, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	$1,315,882.06
Fixed Assets	$ -15,173.00
Other Assets	$151,732.00
TOTAL ASSETS	**$1,452,441.06**
LIABILITIES AND EQUITY	
Liabilities	$60,532.11
Equity	$1,391,908.95
TOTAL LIABILITIES AND EQUITY	**$1,452,441.06**

Zenus, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,087,260.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	**95,256.93**
Net cash provided by operating activities	**$ -992,003.16**
FINANCING ACTIVITIES	**$ -5,000.00**
NET CASH INCREASE FOR PERIOD	**$ -997,003.16**
Cash at beginning of period	1,257,510.68
CASH AT END OF PERIOD	**$260,507.52**


Zenus, Inc.

Statement of Cash Flows

January - December 2022


	TOTAL
OPERATING ACTIVITIES	
Net Income	-464,517.71
Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,919.52**
Net cash provided by operating activities	**$ -444,598.19**
INVESTING ACTIVITIES	**$ -151,732.00**
FINANCING ACTIVITIES	**$1,604,145.35**
NET CASH INCREASE FOR PERIOD	**$1,007,815.16**
Cash at beginning of period	249,695.52
CASH AT END OF PERIOD	**$1,257,510.68**

I, Panagiotis Moutafis, the President and Chief Executive Officer of Zenus, Inc., hereby certify that the financial statements of Zenus, Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $217,548; taxable income of $-484,113 and total tax of $0.

Zenus has not yet filed its federat tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 4, 2024.

_____

CEO & President

April 4, 2024

CERTIFICATION

  I, Panagiotis Moutafis, Principal Executive Officer of Zenus, Inc., hereby certify that the financial statements of Zenus, Inc. included in this Report are true and complete in all material respects.

Panagiotis Moutafis

CEO & President